787 Seventh Avenue

New York, NY 10019

Tel: 212 728 8000

Fax: 202 728 8111

September 10, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935;
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 956

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 956 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust (the “Fund”):

iShares Currency Hedged MSCI Japan ETF.

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The iShares Currency Hedged MSCI Japan ETF (the “Fund”) seeks to track the investment results of an index composed of large- and mid-capitalization Japanese equities while mitigating exposure to fluctuations between the value of the Japanese yen and the U.S. dollar.

The Fund seeks to track the investment results of the MSCI Japan 100% Hedged to USD Index (the “Underlying Index”), which consists of stocks traded primarily on the Tokyo Stock Exchange with the currency risk of the securities included in the Underlying Index hedged against the U.S. dollar on a monthly basis. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include consumer discretionary, financial and industrials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time. As of its inception date, the Fund intends to seek its investment objective initially by investing a substantial portion of its assets in another iShares Fund, the iShares MSCI Japan ETF (“Underlying Fund”).

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. Fee information will be specific to this Fund.

The discussion of the tax implications of buying and selling shares is specific to this Fund.

The Amendment follows the general format used in prior filings for the Underlying Fund prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 274 filed pursuant to Rule 485(b) on December 27, 2012, relating to the iShares MSCI Japan ETF.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings for the Underlying Fund and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 274, filed pursuant to Rule 485(b) on December 27, 2012.

In the Prospectus:

“Portfolio Holdings Information,” “Management — Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information — Creations and Redemptions,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Additional Information Concerning the Trust — DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

* * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Ed Baer, Esq.
Katherine Drury
Michael Gung
Joel Whipple